                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*



                          Global Imaging Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  37934A 10 0
                    -------------------------------------------
                                 (CUSIP Number)

                              William C. Kessinger
                      Golder, Thoma, Cressey, Rauner, Inc.
                        233 S. Wacker Drive, Suite 6100
                            Chicago, Illinois 60606
                                 (312) 382-2200
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 21, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.   37934A 10 0                                     Page 2 of 61 Pages



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Golder, Thoma, Cressey, Rauner Fund IV, L.P.


--------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a) [ ]
                                                                                   (b) [ ]


--------------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                                 [ ]


--------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

    NUMBER OF           7,404,525
                   -------------------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           0
                   -------------------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON            7,404,525
       WITH        -------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
                   -------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,404,525
--------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [ ]

--------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.7%
--------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------------------

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.   37934A 10 0                                     Page 3 of 61 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GTCR IV, L.P.


--------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a) [ ]


                                                                                   (b) [ ]
--------------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable

--------------------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                                [ ]


--------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

    NUMBER OF           0
                   -------------------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           7,404,525
                   -------------------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON            0
       WITH        -------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        7,404,525
                   -------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,404,525
--------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*           [ ]

--------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.7%
--------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------------------

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.   37934A 10 0                                     Page 4 of 61 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Golder, Thoma, Cressey, Rauner, Inc.


-------------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a) [ ]
                                                                                   (b) [ ]


-------------------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable

-------------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                               [ ]


-------------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

    NUMBER OF           0
                   ------------------------------------------------------------------------
      SHARES       8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY           7,404,525
                   ------------------------------------------------------------------------
       EACH         9   SOLE DISPOSITIVE POWER
    REPORTING
      PERSON            0
       WITH        ------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        7,404,525
                   ------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,404,525
-------------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*           [ ]


-------------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.7%
-------------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------------------

                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.   37934A 10 0                                     Page 5 of 61 Pages

ITEM 1      SECURITY AND ISSUER

            This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Global Imaging Systems, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 13902 North Dale Mabry, Suite 300, Tampa, Florida 33618.

ITEM 2      IDENTITY AND BACKGROUND

            (a) This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(a) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Golder, Thoma, Cressey, Rauner Fund IV, L.P., a Delaware limited partnership (the "Fund"), by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR IV, L.P., a Delaware limited partnership ("GTCR IV"), by virtue of its being the general partner of the Fund; and (iii) Golder, Thoma, Cressey, Rauner, Inc., a Delaware Corporation ("GTCR Inc."), by virtue of its being the general partner of GTCR IV. The Fund, GTCR IV and GTCR Inc. are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

            Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

            The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

            Certain information required by this Item 2 concerning the directors, executive officers and controlling persons of GTCR Inc. is set forth on Schedule A attached hereto, which is incorporated herein by reference.

            (b) The address of the principal business and principal office of each of the Reporting Persons is 233 S. Wacker Drive, Suite 6100, Chicago, Illinois 60606.

            (c) The principal business of each of the Reporting Persons is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

            (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future

CUSIP NO.   37934A 10 0                                     Page 6 of 61 Pages

violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) All individuals named in Schedule A to this statement are citizens of the United States.

ITEM 3      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On December 21, 1998, the Fund acquired 537,611 shares of Common Stock (the "Shares") in connection with a Stock Purchase Agreement among the Fund, the Issuer, and certain other parties, dated as of November 19, 1998 (the "Capitol Purchase Agreement") pursuant to which the Issuer acquired all of the outstanding stock of Capitol Office Solutions, Inc., a Delaware corporation ("Capitol"). Under the Capitol Purchase Agreement, the Fund acquired the Shares in exchange for stock of Capitol having an estimated market value of approximately $10,182,352 (the "Capitol Shares").

            The Fund, in combination with certain other stockholders of the Issuer and members of the Issuer's management, acquired two-thirds of the outstanding stock of Capitol in June 1997. At the time, it was anticipated that, if a satisfactory business combination could be negotiated with the holder of the minority interest in Capitol, the Issuer and Capitol would effect a business combination. The source of the funds used to acquire the Capitol Shares was internal capital of the Fund.

            Pursuant to the provisions of an Equity Purchase Agreement among the Issuer, the Fund, Thomas Johnson (the Issuer's President and a director of the Issuer) and certain additional purchasers named therein, dated as of June 9, 1994, as amended on August 14, 1996 (the "Equity Purchase Agreement"), the Fund purchased 6,312,766 shares of Common Stock from the Issuer for approximately $.08 per share. In addition, the Fund agreed to purchase, upon the Issuer's meeting certain criteria, and subsequently purchased, 216,666.674 shares of the Issuer's Class A Common Stock for $90.00 per share. Upon the closing of the Issuer's initial public offering of Common Stock in June 1998, each share of the Issuer's Class A Common Stock held by the Fund was converted into approximately $107 and approximately 3.41 shares of Common Stock.

            In March 1998, the Fund purchased 67,584 shares of Common Stock from the Issuer for approximately $.07 per share. The purchase was effected in accordance with the terms of Mr. Johnson's Executive Agreement, which provided that the Fund would be entitled to purchase a portion of certain shares of Common Stock not otherwise purchased by the Issuer's management.

            The source of funds used by the Fund to acquire the Issuer's stock under the Equity Purchase Agreement and the Executive Agreement was internal capital of the Fund.

            A copy of the Capitol Purchase Agreement is filed as an exhibit hereto and is incorporated herein by reference. The summary of the Capitol Purchase Agreement and the agreements referred to elsewhere in this statement and incorporated herein by reference are not

CUSIP NO.   37934A 10 0                                     Page 7 of 61 Pages

intended to be complete and are qualified in their entirety by reference to the detailed provisions of such agreements.

ITEM 4      PURPOSE OF TRANSACTION

            The Fund holds the Shares and its other shares of Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Fund may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer.

            The Issuer, the Fund, and certain of the Issuer's stockholders have entered into a registration agreement, dated as of June 9, 1994, as amended (the "Registration Agreement") pursuant to which the stockholders have the right in certain circumstances to require the Issuer to register their shares of Common Stock for resale under the Securities Act. Except in limited circumstances, the Issuer is obligated to pay all expenses in connection with such registration. A copy of the Registration Agreement has been filed by the Issuer and is incorporated herein by reference.

            Except as described in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement, presently has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5      INTEREST IN SECURITIES OF THE ISSUER

            (a) The Fund is the direct beneficial owner of 7,404,525 shares of Common Stock, or approximately 39.7% of the Common Stock as of the date of this statement (assuming there are 18,657,376 shares of Common Stock outstanding).

            By virtue of the relationship between the Fund and GTCR IV described in Item 2, GTCR IV may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund, and, by virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in
Item 2, GTCR Inc. may be deemed to possess indirect beneficial ownership of the Common Stock owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that either GTCR IV or GTCR Inc. is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

            (b) The Fund has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 7,404,525 shares of Common Stock, or approximately 39.7% of the Common Stock as of the date of this statement.

            By virtue of the relationship between the Fund and GTCR IV described in Item 2, GTCR IV may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially

CUSIP NO.   37934A 10 0                                     Page 8 of 61 Pages


owned by the Fund. By virtue of the relationship between the Fund, GTCR IV and GTCR Inc. described in Item 2, GTCR Inc. may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by the Fund. The filing of this statement by GTCR IV and GTCR Inc. shall not be construed as an admission that ether GTCR IV or GTCR Inc. is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

            (c) Except as otherwise set forth in this statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement, has effected any transactions in the Common Stock during the past 60 days.

            (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as being beneficially owned by such Reporting Persons.

            (e)   Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            As described in Item 4, the Reporting Persons are parties to a Registration Agreement with respect to the Common Stock. A copy of the Registration Agreement has been filed by the Issuer and is incorporated herein by reference.

            Thomas Johnson, the Issuer's President and a director of the Issuer, has pledged 18,457 shares of Common Stock to GTCR Inc. as security for a loan from GTCR Inc. in the amount of $500,000. Mr. Johnson used the proceeds of the loan to pay for his purchases under the Equity Purchase Agreement of 157,819 shares of Common Stock and 5,416.697 shares of the Issuer's Class A Common Stock.

            Except as set forth in this statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

CUSIP NO.   37934A 10 0                                     Page 9 of 61 Pages


ITEM 7      MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 1   Joint Filing Agreement among the Reporting Persons dated as of
                        December 23, 1998.

            Exhibit 2   Stock Purchase Agreement by and among the Issuer, Capitol, the
                        Fund, Armen Manoogian and certain additional parties, dated as of
                        November 19, 1998.

            Exhibit 3   Registration Agreement, dated as of June 9, 1994, as amended, by and among the Issuer, the Fund and certain additional parties.*

            Exhibit 4   Secured Promissory Note, dated June 9, 1994, from Thomas S.
                        Johnson to GTCR Inc.

--------------
* Incorporated by reference to the Issuer's Registration Statement on Form S-1, No. 333-48103, which was declared effective by the Securities and Exchange Commission on June 17, 1998.


CUSIP NO.   37934A 10 0                                     Page 10 of 61 Pages

                                        SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1998         GOLDER, THOMA, CRESSEY, RAUNER FUND IV, L.P.

                                  By: GTCR IV, L.P., its General Partner

                                  By: GOLDER, THOMA, CRESSEY, RAUNER, INC., its
                                      General Partner



                                  By: /s/ Carl D. Thoma
                                      -----------------------------------------
                                      Name:   Carl D. Thoma
                                      Title:  Principal


                                  GTCR IV, L.P.

                                  By: GOLDER, THOMA, CRESSEY, RAUNER, INC., its
                                      General Partner



                                  By: /s/ Carl D. Thoma
                                      -----------------------------------------
                                      Name:   Carl D. Thoma
                                      Title:  Principal



                                  GOLDER, THOMA, CRESSEY, RAUNER, INC.



                                  By: /s/ Carl D. Thoma
                                      -----------------------------------------
                                      Name:   Carl D. Thoma
                                      Title:  Principal

CUSIP NO.   37934A 10 0                                     Page 11 of 61 Pages

                                        SCHEDULE A

            The following table sets forth the names, addresses and principal occupations of the executive officers, directors and principal stockholders of GTCR Inc. Each such person is a citizen of the United States. The directors and principal stockholders of GTCR Inc. are indicated by an asterisk.



NAME                      BUSINESS ADDRESS                        PRINCIPAL OCCUPATION+
Phillip A. Canfield       233 South Wacker Drive, Suite 6100      Principal of GTCR Golder,
                          Chicago, IL  60606                      Rauner, LLC

*Bryan C. Cressey         233 South Wacker Drive, Suite 4460      Principal of Thoma Cressey
                          Chicago, IL  60606                      Equity Partners

David A. Donnini          233 South Wacker Drive, Suite 6100      Principal of GTCR Golder,
                          Chicago, IL  60606                      Rauner, LLC

Donald J. Edwards         233 South Wacker Drive, Suite 6100      Principal of GTCR Golder,
                          Chicago, IL  60606                      Rauner, LLC

William C. Kessinger      233 South Wacker Drive, Suite 6100      Principal of GTCR Golder,
                          Chicago, IL  60606                      Rauner, LLC

Joseph P. Nolan           233 South Wacker Drive, Suite 6100      Principal of GTCR Golder,
                          Chicago, IL  60606                      Rauner, LLC

*Bruce V. Rauner          233 South Wacker Drive, Suite 6100      Principal of GTCR Golder,
                          Chicago, IL  60606                      Rauner, LLC

*Carl D. Thoma            233 South Wacker Drive, Suite 4460      Managing Partner of Thoma
                          Chicago, IL  60606                      Cressey Equity Partners

-------------------
* The principal business of Thoma Cressey Equity Partners and of GTCR Golder, Rauner, LLC is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested.

CUSIP NO.   37934A 10 0                                     Page 12 of 61 Pages

                                 EXHIBIT INDEX




 Exhibit                          Description
 -------                          -----------
   1      Joint Filing Agreement among the Reporting Persons dated as of December 23, 1998.

   2      Stock Purchase Agreement by and among the Issuer,
          Capitol, the Fund, Armen Manoogian and certain additional parties, dated as of November 19, 1998.

   3 Registration Agreement, dated as of June 9, 1994, as amended, by and among the Issuer, the Fund and certain additional parties.++

   4      Secured Promissory Note, dated June 9, 1994, from
          Thomas S. Johnson to GTCR Inc.

-----------------
++ Incorporated by reference to the Issuer's Registration Statement on Form S-1, No. 333-48103, which was declared effective by the Securities and Exchange Commission on June 17, 1998.